SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A-4

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

XML - Global Technologies, Inc.
 (Name of Issuer)

         Common Stock
(Title of Class of Securities)

           78 375 P 10 5
(CUSIP Number)

Clifford L. Neuman, Esq.
1507 Pine Street
Boulder, Colorado 80302
               (303) 449-2100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                      August 27, 2003, August 28, 2003 and September 3, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this statement [  ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 5 Pages

SCHEDULE 13D

CUSIP NO.    78 375 P 10 5                                                                                                Page 2 of 5 Pages

(1)      Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

           Paradigm Group II, LLC

(2)      Check the Appropriate Box if a Member       (a) [  ]
           of a Group*                                                  (b) [ ]

(3)      SEC Use Only

(4)      Source of Funds*      WC

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization

           U.S.A.

Number of Shares	(7) Sole Voting Power -0-
Beneficially Owned	(8) Shared Voting Power 77,026,451
by Each Reporting	(9) Sole Dispositive Power 77,026,451
Person With	(10)Shared Dispositive Power -0-

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person

           77,026,451 shares

(12)      Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [  ]

(13)      Percent of Class Represented by Amount in Row (11)     78.9%

(14)     Type of Reporting Person*       CO

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 3 of 5 Pages

ITEM 1.      SECURITY AND ISSUER

       The class of securities to which this statement relates is common stock, par value $.0001 per share (the "Common Stock") of XML - Global Technologies, Inc., a Colorado corporation (the "Company"). The address of the principal executive offices of the Company is Suite 9, 1818 Cornwall Street, Vancouver, British Columbia V6J 1C7 Canada.

ITEM 2.      IDENTITY AND BACKGROUND

       (a)-(c)      This Statement is being filed by Paradigm Group II, LLC, a Delaware limited liability company ("Paradigm Group"), with principal offices located at 3000 Dundee Road, Suite 105, Northbrook, Illinois 60062. Paradigm Group is a private investment fund engaged in holding investments. The names and addresses of the controlling persons of Paradigm Group are as follows:
Sheldon Drobny 3000 Dundee Road, Suite 105 Northbrook, Illinois 60062
Mr. Drobny's principal occupation or employment is as a managing member of Adler, Drobny and Fischer, LLC, certified public accountants. He is also a Managing Director of Paradigm Group II, LLC.
Aaron Fischer 3000 Dundee Road, Suite 105 Northbrook, Illinois 60062
Mr. Fischer's principal occupation or employment is as a managing member of Adler, Drobny and Fischer, LLC, certified public accountants. He is also a Managing Director of Paradigm Group II, LLC..
Javier Saade 3000 Dundee Road, Suite 105 Northbrook, Illinois 60062

Mr. Saade's principal occupation or employment is Managing Director of Paradigm Group II, LLC.

Page 4 of 5 Pages

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Item 3 is amended by adding thereto the following:

       Paradigm Millennium Fund, of which Paradigm Group serves as General Partner, made open market purchases of Common Stock as follows:
Date	Number of Shares	Price per Share
August 27, 2003	15,000	$0.07
August 28, 2003	119,800	$0.07
September 3, 2003	71,932	$0.068

       All purchases of Common Stock by Paradigm Millennium Fund were made with partnership funds.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is amended by adding thereto the following:

       (a)      At the close of business on September 8, 2003, Paradigm Group beneficially owned directly 4,887,141 shares of Common Stock, which includes 1,400,000 shares of Common Stock issuable as fees under the Term Sheet. In addition, Paradigm Group beneficially owned directly Warrants exercisable to purchase and additional 9,654,519 shares pf Common Stock, which includes 1,900,000 Warrants issuable as fees under the Term Sheet.

                At the close of business on September 8, 2003, Paradigm Millennium Fund beneficially owned directly 35,084,791 shares of Common Stock, which includes 12,500,000 shares issuable under the Term Sheet and 900,000 shares of Common Stock issuable as fees under the Term Sheet, and Warrants exercisable to purchase an additional 27,400,000 shares of Common Stock, which includes all securities issuable under the Term Sheet as described in previous reports.

                Paradigm Group includes in its beneficial ownership 100% of the shares of Common Stock and Warrants exercisable to purchase shares of Common Stock held of record by Paradigm Millennium Fund, notwithstanding the fact that Paradigm Group holds a pecuniary interest with respect to 6.21% of those securities, within the meaning of Rule 16a-1(a)(2)(ii).

               Giving effect to the securities held of record by Paradigm Millennium Fund, Paradigm Group would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 77,026,451 shares of Common Stock, consisting of 39,971,932 shares of Common Stock and Warrants exercisable to purchase an additional 37,054,519 shares of Common Stock. Those securities represent 78.9% of the issued and outstanding shares of Common Stock of the Company, calculated in accordance with Rule 13d-1 under the Exchange Act.

       (b)      Paradigm Group has the sole dispositive power with respect to all of the shares of Common Stock and Warrants identified in Item 5(a) above. Voting power with respect to the securities identified in Item 5(a) above is covered by the Voting Agreement more fully described in a prior Reports.

       (c)      The following shares of Common Stock were acquired by Paradigm Group within the past 60 days at the prices and on the dates specified:

Page 5 of 5 Pages
Date	Price Per Share	Number of Shares
July 28, 2003	$0.049	215,000	I
July 29, 2003	$0.05	160,000	I
July 30, 2003	$0.052	30,000	I
July 31, 2003	$0.055	50,000	I
July 31, 2003	$0.052	45,000	I
August 6, 2003	$0.055	86,200	I
August 18, 2003	$0.07	114,000	I
August 18, 2003	$0.07	35,000	I
August 20, 2003	$0.065	2,000	I
August 21, 2003	$0.07	28,000	I
August 22, 2003	$0.07	100,000	I
August 27, 2003	$0.07	15,000	I
August 28, 2003	$0.07	119,800	I
September 3, 2003	$0.068	71,932	D

Except as described herein, none of the control persons of Paradigm Group identified in Item 2 above beneficially own shares of Common Stock of the Company, nor have any such persons effected transactions in shares of Common Stock during the past sixty (60) days.

               Paradigm Group has not sold any shares of common stock during the past sixty (60) days.

       (d)      Not applicable.

       (e)      Not applicable.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 10, 2003 (Date)
/s/ Sheldon Drobny (Signature)
Sheldon Drobny, Managing Member (Name/Title)